REBUS HOLDINGS, INC.

December 8, 2021

Tim Buchmiller

Staff Attorney

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Rebus Holdings, Inc.

Registration Statement on Form S-1

Filed December 3, 2021

File No. 333-255618

Dear Mr. Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rebus Holdings, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1, to become effective at 5:00 p.m. Eastern Time, on Thursday, December 9, 2021 or as soon as practicable thereafter.

If you have any questions regarding this request, please contact Raul Silvestre at (818) 597-7552.

Very truly yours,

/s/ Raul Silvestre
Raul Silvestre
Chief Executive Officer